UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

P-74

In 05/02/19, we reached the nominal capacity of 150,000 bpd with 4 producing wells

Petrobras' Performance 1Q19

PETROBRAS

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – May 8, 2019

Portuguese: 10:00 hs Rio de Janeiro / 9:00 hs New York / 14:00 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:00 hs Rio de Janeiro / 10:00 hs New York / 15:00 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

IMPLEMENTING A TRANSFORMATIONAL AGENDA

Rio de Janeiro May, 7 2019 –  Petrobras, the largest oil and gas company in Latin America, posted accounting net income of R$ 4.0 billion, equivalent to R$ 0.31/share, 92% up on the previous quarter. Adjusted EBITDA of R$ 27.5 billion was 6% below 4Q18, while free cash flow of R$ 12.1 billion was positive for sixteen quarters in a row.

Petrobras is strongly committed to the objective of recovering the investment grade rating it lost some years ago, and which is important to the reduction of the cost of capital.

The company’s gross debt of US$ 78.8 billion at the end of March 2019 – excluding the effects of IFRS 16 – is a result of the reduction of US$ 23.6 billion throughout the last twelve months (US$ 102.4 billion in 1Q18). Petrobras already perceives the benefits of debt reduction: financial expenses in 1Q19 was US$ 1.6 billion, a US$ 294 million reduction relative to 1Q18, representing annualized savings of US$ 1.2 billion.

In parallel, with an active liability management program we have extended the average maturity of our debt to more than 9,42 years, contributing to minimizing refinancing risks.

A new revolving credit facility of US$ 3.25 billion was signed in March. Thus, we totaled US$ 9.1 billion in secured lines, allowing us to optimize our cash position and free up capital to be deployed where higher returns can be achieved.

Production of 2.54 million boed was 5% below 4Q18, as a result of the concentration of maintenance stoppages and delays in the start-up of some platforms, as well as the reduction of Petrobras' participation in fields in the US.

On the other hand, 3 platforms came online in 2019: P-67, P-76 and P-77. In 11 months, 7 production systems – with an overall capacity of 1.05 million bpd – started up, a record in the global oil industry.

In April the production increased, reaching 2,606 Mboed, with the operated production of the pre-salt, setting a new daily record of 2,07 Mboed.

On May 2, the P-74 achieved nominal capacity of 150,000 bpd, completing the ramp up in 12 months and 11 days. This is consistent with our goal of shortening the ramp up period from 18 to 12 months, which will allow us to accelerate production and consequently cash generation.

The company’s total injury frequency rate was 0.93 at the end of the quarter, below the alert limit of 1.0 and representing an 8% reduction relative to the previous quarter.

However, we note with deep regret the occurrence of a fatality in a shallow dive operation. We are very sad to acknowledge our inability to avoid this accident and we are investigating its causes to take measures that minimize the risk of diving accidents.

There was considerable progress in the agreement with the Brazilian Government regarding the Transfer of Rights contract, which will include compensation for the Company of US$ 9.058 billion, which was not budgeted in our business plan. The auction of the excess volumes of the Tranfer of Rights is scheduled for October 28 and, as a result of the deferral of production to which Petrobras is entitled, it will be entitled to another compensation, to be negotiated with the winning consortium.

Caixa Econômica Federal (CEF) informed us about its intention to launch a public offering for its holdings of Petrobras shares. As of 03/31/2019 CEF owned 3.2% of the common shares and 0.8% of the preferred shares, representing a 2.2% stake in Petrobras’ total capital. Such a transaction is welcome, as it will contribute to diversify our shareholders’ base and increase the liquidity for our shares, especially the common shares, whose free float amounts to only 36.4%

MESSAGE FROM THE CEO

Since the first days of the year, we began the implementation of a transformational agenda based on our five strategic pillars.

Consistent with the objective of focusing in assets in which we are the natural owners, from January to April our divestments reached US$ 11.3 billion, a record for Petrobras. The largest transaction was the sale of 90% of TAG for US$ 8.6 billion. In the near future it is our firm intention to sell our residual stake of 10% in TAG and NTS.

On May 1, after postponements caused by operational issues, the closing of the sale to Chevron of the Pasadena refinery (US$ 467 million), in Texas, was finally effected. The Pasadena’s sale is highly symbolic for our company because it severs definitely our links to a tragic past.

We have launched the teaser for the sale of Liquigás, incorporating some restrictions to companies that are already present in the market for bottled natural gas. We have added several assets to the divestment program, among then the full sale of eight refineries totaling 1.1 Mbd of capacity and PUDSA, a service station network in Uruguay, and the secondary offer of shares of BR Distribuidora.

The refinery divestment encompasses three objectives: (a) redeployment of capital from low-return assets to investments in the pre-salt, with high expected returns; (b) freeing up of resources to service Petrobras debt, which is still considerable, and other financial obligations; (c) correction of an anomaly, evidenced by the concentration of 98% of the refining capacity in a single player.

Our investments in Uruguay have been resulting in continuous value destruction for several years. Besides the sale of the fuel distribution operation, we are manifesting our firm interest in returning our concessions for natural gas distribution.

Simultaneously to the various ongoing initiatives, we are promoting management changes in BR Distribuidora, with the aim of maximizing value generation.

With the support of the Board of Directors we have been effecting an administrative reform, whose objective is to speed up the decision-making process and strengthen the company’s executives accountability. In the context of these changes we have eliminated the Executive Directorship for Strategy, reallocating the lower management levels to other divisions. The strategy department now reports straight to the CEO and so does the portfolio management department.

On the other hand, an Executive Directorship for Institutional Relations will be put in place. It will be responsible for managing relationships with the government, the legislative and judiciary, oversight and regulatory bodies, communications and social responsibility and regulatory matters, which encompass very relevant issues that were being managed through a fragmented approach inside Petrobras, resulting in inefficiency and inefficacy.

A manageable cost reduction target of US$ 8.1 billion was established for the 2019-2023 period.

As of now, we are concentrating in the low-hanging fruits. Typical examples are the two buildings with the highest operating costs (São Paulo and Rio de Janeiro – Ventura), which we are demobilizing, and the closure of several offices outside Brazil, in New York, Mexico City, Lybia, Angola, Nigeria, Tanzania, Iran and Tokyo and the reduction of discretionary spending.

Despite remaining operational, the Houston office is experiencing a significant contraction. As a consequence, only a small number of people will remain and rent expenses will go down from US$ 5.8 million to US$ 600 thousand. Our US operations posted losses of US$ 6.3 billion in the past five years, but after the divestitures we now only have a 20% stake in the joint venture with Murphy Oil in the Gulf of Mexico.

We have launched a voluntary dismissal plan, with a projection of labor expenditures savings of R$ 4.1 billion. This month we will launch the idea program, through which our employees are being incentivized to put forward suggestions of initiatives that will lead to cost reduction and productivity gains. The best ideas shall be rewarded after implementation.

Evidently, the bulk of the cost cutting objectives will be accomplished through changes in processes and digital transformation, both of which are still being planned.

We believe that the reduction in financial leverage and the absolute level of our debt, the extension of average duration and the considerable improvement in the relationship with the global capital markets will enable the improvement in Petrobras risk perception and the consequent reduction in our cost of capital.

The approval in April of a variable remuneration program is an important step for establishing a meritocracy culture. Therefore, we started to work in the implementation of an EVA system, which, from 2020, will be deployed to measure the performance of each operational unit, to establish realistic, but challenging, targets and will be form the basis for the variable compensation. Our purpose is for each employee to position himself as an entrepreneur and to seek value creation.

Safety is a strategic priority and we will always seek to strengthen it. We will begin a new training program which will target 180,000 people, including our own employees and third-party personnel.

The theft of fuel from our pipelines has grown in recent years. We are actively working to combat this crime by employing our intelligence teams in close collaboration with police and modern equipment.

We are confident that the implementation of a transformational agenda will help Petrobras become a stronger and healthier company, capable of generating considerable value to its shareholders.

The highlight of the quarter was the progress in portfolio management, with the announcement of the signing of 3 agreements for the sale of assets in the amount of US$ 10.3 billion, relative to the sale of 90% of the TAG gas pipelines, 50% of the field of Tartaruga Verde and of Module III of Espadarte, and 34 onshore production fields. We also concluded the sale of the Pasadena refinery for US$ 467 million. Considering signings and completed transactions, the total value of asset sales was US$ 11.3 billion. New portfolio management guidelines were also approved. They include the sale of eight refineries totaling a processing capacity of 1.1 million barrels per day, as well as the additional sale of interest in Petrobras Distribuidora and the sale of the service network in Uruguay. As a result, the Company strengthens the focus on the assets in which it is the natural owner, improving capital allocation, increasing return on capital employed and reducing the cost of capital.

Also noteworthy was the progress in the negotiation of the transfer of rights agreement, which may result in a compensation for the company in the amount of US$ 9.058 billion, which was not budgeted in our business plan. The auction of excess volumes of the transfer of rights is scheduled for October 28 and, as a result of the deferral of production to which Petrobras is entitled, the company will be entitled to another compensation, to be negotiated with the winning consortium.

Highlights of 1Q19 results:

▪

The Company posted Net Income of R$ 4.0 billion, a 92% increase relative to the previous quarter, mainly due to lower special items, and an adjusted EBITDA of R$ 27.5 billion, 6% lower, reflecting lower oil prices, lower production and lower sales volumes.

▪

The Board of Directors approved the advance payment to shareholders in the form of interest on capital in the amount of R$ 1,304 billion, equivalent to R$ 0.10 per ordinary and preferred share outstanding.

▪	Free cash flow was positive for the sixteenth consecutive quarter, totaling R$ 12.1 billion.
▪	New rules for the accounting of leases (IFRS 16) came into force in the quarter with several impacts on results (see page 11).
▪	Special items totaled R$ 0.6 billion in 1Q19 vs. R$ 6.3 billion in the previous quarter.
▪	Disregarding the effects of special items and IFRS16, the Company's net income would be R$ 5.1 billion and adjusted EBITDA R$ 25.2 billion.
▪

Net debt totaled R$ 372.2 billion at the end of the quarter, an increase of R$ 103.4 billion relative to 4Q18 due to the effects of IFRS 16. Disregarding such effects, the Company's net debt would be R$ 266.3 billion.

▪

The net debt / adjusted EBITDA ratio increased to 3.19x, also because of IFRS 16. only as of 1Q19. If the effects of IFRS 16 were applied throughout the adjusted LTM EBITDA period of 2018, the metric would have reached 2.89x. Once these effects are eliminated, this metric would be 2.37x at the end of the quarter.

▪	Investments on a cash basis in the quarter totaled US$ 1.5 billion in the 1Q19, with more than 80% in exploration and production.
▪

Oil and gas production decreased by 5% QoQ due to the concentration of maintenance shutdowns in the first quarter. Production is expected to grow in 2Q19 as the new systems advance in the ramp-up process.

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Crude oil, NGL and natural gas production (mboed)	2,538	2,660	(5)	2,681	(5)
Crude oil, NGL and natural gas production - pre-salt (moed)	1,251	1,280	(1)	1,173	7
Oil products output (mboed)	1,740	1,736	−	1,678	4
Total oil products sales in the domestic market (mboed)	1,802	1,903	(5)	1,768	2
Exports of crude oil and oil products (mboed)	677	644	5	688	(2)
Sales revenues	79,999	92,720	(14)	74,461	7
Gross profit	26,424	31,503	(16)	26,773	(1)
Operating expenses	(12,405)	(20,046)	38	(8,958)	(38)
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,031	2,102	92	6,961	(42)
Consolidated net income excluding special items and IFRS16	5,142	8,035	(36)	5,400	(5)
Net cash provided by operating activities	17,749	26,108	(32)	22,218	(20)
Investments****	(5,647)	(8,989)	37	(9,225)	39
Free cash flow*	12,102	17,119	(29)	12,993	(7)
Adjusted EBITDA *	27,487	29,161	(6)	25,768	7
Adjusted EBITDA * excluding special items and IFRS 16 **	25,187	31,020	(19)	26,253	(4)
Net Debt*	372,232	268,824	38	270,712	-
Net debt excluding IFRS 16 **	266,253	-	-	-	-
Net Debt / LTM Adjusted EBITDA (x)*	3.19	2.34	36	3.52	(9)
Net debt / LTM Adjusted EBITDA excluding IFRS 16 (x) ***	2.37	-	-	-	-
Average R$/US$	3,77	3,81	(1)	3,24	16
Brent (R$ / bbl)	238,41	257,70	(7)	216,51	10
Brent (US$ / bbl)	63,20	67,76	(7)	66,76	(5)
Price of oil sold (US$ / bbl)	59,05	66,71	(11)	62,27	(5)
Basic oil products price - Domestic Market (R$ / bbl)	277.82	312.35	(11)	255.61	9

* See definitions of Free Cash Flow, Adjusted EBITDA, adjusted LTM EBITDA and Net Indebtedness in the Glossary and respective reconciliations in the Liquidity and Capital Resources sections, Adjusted EBITDA Reconciliation, Reconciliation of LTM Adjusted EBITDA and Net Indebtedness.

** See reconciliation of Net Income and Adjusted EBITDA excluding special items and the effects of IFRS 16 in the Special Items section.
*** See the effects of IFRS in the section Adoption of IFRS 16 on page 12.
**** Investments consider the acquisition of fixed and intangible assets, additions in Investments and Dividends received.

2.	Consolidated Result

Net revenue

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Diesel	24,065	27,410	(12)	20,218	19
Diesel subsidy	−	2,002	(100)	−	-
Gasoline	12,231	14,210	(14)	13,306	(8)
LPG	3,805	4,240	(10)	3,749	1
Jet Fuel	3,522	4,277	(18)	3,046	16
Naphtha	1,584	2,479	(36)	1,856	(15)
Fuel oil (including bunker)	1,084	1,163	(7)	995	9
Other oil products	3,542	4,070	(13)	3,357	6
Subtotal Oil Products	49,833	59,851	(17)	46,527	7
Natural gas	5,923	5,784	2	4,179	42
Renewables and nitrogen products	2,017	2,407	(16)	1,713	18
Income from unpaid rights (breakage)	617	1,033	(40)	754	(18)
Electricity	1,877	763	146	1,149	63
Service and Others	798	912	(13)	993	(20)
Total domestic market	61,065	70,750	(14)	55,315	10
Exports of oil, oil products and others	14,922	16,093	(7)	13,529	10
Sales of international units	4,012	5,877	(32)	5,617	(29)
Total international market	18,934	21,970	(14)	19,146	(1)
Total	79,999	92,720	(14)	74,461	7

Sales revenue totaled R$ 80.0 billion in 1Q19, 14% lower than the R$ 92.7 billion recorded in 4Q18, This reduction is mainly explained by (i) the reduction in international oil prices, which was 7% lower in average than the previous quarter, resulting in lower selling prices for diesel and gasoline (R$ 5.4 billion); (ii) lower domestic sales volume of oil products (R$ 3.0 billion), due to the reduction in economic activity at the beginning of the year and greater competition; and (iii) reduction in export revenues (R$ 1.2 billion) reflecting lower commodity prices.

Revenues from electricity sales increased R$ 1.1 billion, due to the increase in PLD and higher thermoelectric generation, as a consequence of unfavorable hydrological conditions.

In the annual comparison, sales revenue was R$ 5.5 billion higher than the same period in 2018. The increase mainly reflects the R$ 5,8 billion increase in domestic sales, due to higher volumes and average prices and the increase in export revenues. In addition, the appreciation of natural gas prices and the realization price of electricity contributed to a R$ 2.5 billion increase in gas and energy revenues.

Sales Volume - thousand barrels/day	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Diesel	746	814	(8)	668	12
Gasoline	437	460	(5)	468	(7)
Fuel oil	44	41	7	49	(10)
Naphtha	91	96	(5)	97	(6)
LPG	215	228	(6)	218	(1)
Jet Fuel	112	111	1	107	5
Others	157	153	3	161	(2)
Total oil products	1,802	1,903	(5)	1,768	2
Alcohols, nitrogen products and other renewables	72	80	(10)	63	14
Natural gas	338	322	5	340	(1)
Total domestic market	2,212	2,305	(4)	2,171	2
Exports of petroleum, oil products and other	677	644	5	688	(2)
Sales of international units	170	225	(24)	269	(37)
Total international market	847	869	(3)	957	(11)
Grand total	3,059	3,174	(4)	3,128	(2)

Cost of goods sold *

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Raw materials, resale products, contracted materials and services	(29,527)	(38,614)	24	(27,024)	(9)
Depreciation, depletion and amortization	(11,834)	(9,749)	(21)	(9,959)	(19)
Production taxes	(9,038)	(9,984)	9	(8,023)	(13)
Personnel expenses	(3,176)	(2,870)	(11)	(2,682)	(18)
Total	(53,575)	(61,217)	12	(47,688)	(12)

In 1Q19, cost of goods sold decreased R$ 7.6 billion compared to 4Q18, reaching R$ 53.6 billion. This reduction is mainly explained by the lower costs of importing oil and oil products and government take, due to the fall in Brent prices and the lower share of imported oil in processed feedstock and imported oil products in the sales mix. On the other hand, higher demand in the thermoelectric segment increased the share of imported LNG in the sales mix. In addition, higher personnel expenses, due to the collective bargaining agreement and the actuarial review of pension and health benefits at the end of 2018, influenced 1Q19 after the inventory turnover.

There was an increase in depreciation mainly due to the adoption of IFRS16.

In the annual comparison, the increase of R$ 5.9 billion in COGS reflects the higher costs of imports of oil, oil products and natural gas, as well as increased government take, both influenced by the effect of the devaluation of the Brazilian real against the US dollar. In addition, there was a larger share of imports in the sales mix and in the processed feedstock.

Operating expenses

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Selling and General and Administrative Expenses	(6,456)	(4,457)	(45)	(6,270)	(3)
Sales	(4,134)	(2,086)	(98)	(4,128)	−
Materials, services, rentals and other	(3,027)	(4,753)	36	(3,108)	3
Depreciation, depletion and amortization	(622)	(203)	(206)	(277)	(125)
Expected credit losses	(134)	3,217	(104)	(421)	68
Personnel expenses	(351)	(347)	(1)	(322)	(9)
General and administrative	(2,322)	(2,371)	2	(2,142)	(8)
Personnel expenses	(1,498)	(1,522)	2	(1,340)	(12)
Materials, services, rentals and other	(648)	(750)	14	(673)	4
Depreciation, depletion and amortization	(176)	(99)	(78)	(129)	(36)
Exploratory costs for gas oil extraction	(654)	(466)	(40)	(442)	(48)
Costs with research and technological development	(519)	(634)	18	(495)	(5)
Taxes	(389)	(1,159)	66	(481)	19
Other (expenses) revenues	(4,387)	(13,330)	67	(1,270)	(245)
Total	(12,405)	(20,046)	38	(8,958)	(38)

Operating expenses totaled R$ 12.4 billion, 38% below the R$ 20 billion in 4Q18, mainly due to the decrease in other expenses and revenues (R$ 8.9 billion) and tax expenses (R$ 0.8 billion), which was partially offset by higher selling expenses (R$ 2.2 billion),

Higher selling expenses reflected the reversals of expected credit losses related to the electric sector in the amount of R$ 3.2 billion in 4Q18. General and administrative expenses remained in line with 4Q18. The increase in depreciation, both in selling and general and administrative expenses, is due to the adoption of IFRS 16.

Increased expenditures on projects without economic viability and seismic data acquisition impacted exploration expenses for oil and natural gas extraction by R$ 0.2 billion.

Tax expenses fell by R$ 0.8 billion, mainly due to the enrollment in state tax amnesties programs occurred in the previous quarter.

Other operating expenses decreased R$ 8.9 billion relative to 4Q18, mainly due to the following factors:

•Reduction of R$ 6.3 billion in impairment, due to the losses recorded in the previous quarter, mainly in the oil and gas production fields in Brazil and the deterioration in the scenario of future freight prices for the Transpetro fleet;

•Despite the lower provision for losses and contingencies with lawsuits, there was recognition of the arbitration related to Sete Brasil in the amount of R$ 1.4 billion, due to the revision of likelihood of losses. It should be noted that in 4Q18, provisions were recognized for the agreement with the ANP for the unification of Parque das Baleias (R$ 3.5 billion) and US arbitration over the agreement with Vantage (R$ 2.7 billion); and

•Higher result with sale and disposal of assets, due to the gain from the sale of distribution companies in Paraguay (R$ 0.5 billion), compared to losses recorded in the previous quarter.

* Beginning in 2019, the company has adopted IFRS 16 prospectively and has impacts on depreciation. For further information, see explanatory note 3.1 to the ITR and the Chapter of the adoption of the IFRS16 on page 11.

In the annual comparison, selling, general and administrative expenses totaled R$ 6.5 billion in 1Q19, R$ 0.2 billion higher than 1Q18. The increase reflects the wage readjustment according to the Collective Bargaining Agreement signed in the last quarter of 2018 and the higher logistical expenses, due to the devaluation of the Brazilian real against the dollar,

Other operating expenses reached R$ 4.4 billion in 1Q19, against R$ 1.3 billion in 1Q18, The variation reflects gains from the sale of the areas of Lapa, Iara and Carcará in 1Q18 of R$ 3.2 billion, In addition, we recognized the gains from the sale of distribution companies in Paraguay (R$ 0.5 billion) and higher expenses with non-scheduled stops (R$ 0.4 billion) in 1Q19.

Adjusted EBITDA

Consolidated adjusted EBITDA reached R$ 27.5 billion, 6% below the R$ 29.2 billion recorded in 4Q18. The variations reflect the lower oil margins, influenced by the reduction of international prices and the consequent reduction in the sale prices of oil products, mainly diesel and gasoline, and exports. In addition, there was a lower volume of sales of derivatives in the domestic market, lower oil production in the period and provision relative to the arbitration of Sete Brasil.

Excluding the effects of IFRS 16 and special items, adjusted EBITDA would be R$ 25.2 billion. For more details, see explanatory note 3.1, special itens on page 11 and chapter on Adoption of IFRS 16 on page 12.

Financial result

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Financial income	1,366	3,696	(63)	1,101	24
Revenue from financial investments and government securities	492	549	(10)	450	9
Negative goodwill on the repurchase of debt securities	7	82	(91)	−	−
Gains from signed agreements (electric sector)	280	2,426	(88)	−	−
Others	587	639	(8)	651	(10)
Financial expenses	(6,807)	(4,950)	(38)	(5,850)	(16)
Expenses with financing	(5,027)	(6,296)	20	(5,275)	5
Expenses with finance leases - IFRS 16**	(1,264)	(9)	(13.944)	(13)	(9.623)
Goodwill on repurchase of debt securities	(692)	(172)	(302)	(1,360)	49
Capitalized financial charges	1,302	1,638	(21)	1,613	(19)
Unwinding of discount on the provision for decommissioning costs	(786)	(579)	(36)	(594)	(32)
Others	(340)	468	(173)	(221)	(54)
Monetary and exchange variations, net	(2,706)	(4,112)	34	(2,497)	(8)
Exchange rate variations	(56)	(807)	93	(27)	(107)
Reclassification of hedge accounting	(2,847)	(3,448)	17	(2,661)	(7)
Others	197	143	38	191	3
Total	(8,147)	(5,366)	(52)	(7,246)	(92)

* Includes Corporate and Biofuels. ** Beginning in 2019, the company has adopted IFRS 16 prospectively and has impacts on depreciation. For further information, see explanatory note 3.1 to the ITR and the Chapter of the adoption of the IFRS16 on page 11

In 1Q19, financial revenue was R$ 1.4 billion, a decrease of 63%, due to the recognition, in 4Q18, of gains from the agreements related to receivables from the electricity sector of the Eletrobras System (R$ 2.1 billion) Financial expenses increased to R$ 6.8 billion from R$ 5.0 billion in the previous quarter, due to higher interest expenses due to the effects of the adoption of IFRS 16 (R$ 1.3 billion) and higher repurchase costs of debt securities in the capital market (R$ 0.5 billion).

Monetary and exchange variations reduced net income by R$ 2.7 billion (vs R$ 4.1 billion in 4Q18), due to the lower reclassification to the result of the negative exchange variation accumulated in the shareholder’s equity by the realization of exports protected in the hedge accounting (R$ 0.6 billion) and the positive exchange variation of R$ 0.1 billion resulting from the depreciation of 1.8% of the US dollar against the average active exposure in sterling,

In the annual comparison, there was an increase of R$ 0.9 billion in net financial expenses due to higher interest expenses, reflecting the effects of the adoption of IFRS 16 and the lower costs of repurchasing debt securities in the capital market (R$ 0.7 billion). The increase of R$ 0.2 billion in monetary and exchange variations reflects the higher reclassification of the negative exchange variation in hedge accounting.

Net Income attributable to Petrobras’ shareholders

Net income in 1Q19 totaled R$ 4.0 billion, equivalent to R$ 0.31 per share, an increase of 92% compared to the R$ 2.1 billion recorded in 4Q18. The increase was mainly due to the higher result of participation in investments in the petrochemical sector (in the amount of R$ 0.5 billion) and the reduction of R$ 1.4 billion in expenses with income tax and social contribution, due to the tax losses registered in the previous quarter.

In addition, there was a lower result with non-controlling shareholders, reflecting the effect of the devaluation of the Brazilian real on the dollar denominated debt of the structured entities and the higher positive result at BR Distribuidora.

In the annual comparison, the 42% reduction in net income reflects the variations on gross profit, operating income and financial results discussed above, partially offset by the lower effective income tax.

3.	Special Items

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Net profit	4,240	2,978	42	7,125	(40)
Special items	(602)	(6,336)	90	2,613	(123)
Special items that do not affect Adjusted EBITDA	825	(4,476)	118	3,098	(73)
Impairment of assets and investments	35	(6,432)	101	(64)	155
Realization of cumulative translation adjustments - CTA	(127)	−	-	−	-
Income from asset sales and write-offs	695	(787)	188	3,261	(79)
Effect of exchange variation on relevant contingencies in foreign currency	(58)	317	(118)	(99)	41
Agreements signed for the electricity sector ¹	280	2,426	(88)	−	-
Other special items	(1,427)	(1,860)	23	(485)	(194)
PIDV	4	(74)	105	(23)	117
Careers and remuneration plan	(2)	(16)	88	−	-
Reimbursement of values - Operation Lava Jato	−	65	(100)	1	(100)
Result related to dismantling of areas	−	2,366	(100)	−	-
State Amnesties Programs	−	(649)	(100)	(80)	(100)
Expected credit losses related to the electricity sector	(55)	2,502	(102)	(408)	87
(Losses) / Gains with legal contingencies	(1,374)	(4,990)	72	(261)	(426)
Equalization of expenses - AIP	−	(1,064)	(100)	−	-
Revenue with a contractual penalty for the non-liquidation of the sale of Liquigás	−	−	-	286	(100)
Net effect of special items on Income Tax	286	755	(62)	(888)	132
Effects of IFRS 16	(718)	-	-	-	-
Net income excluding the effect of special items and IFRS 16	5,274	8,559	(38)	5,400	(16)
Petrobras Shareholders	5,142	8,035	(36)	5,400	(18)
Non-controlling shareholders	132	524	(75)	−	-
Adjusted EBITDA	27,487	29,160	(6)	25,768	7
Effects of IFRS 16	(3,727)	−	-	−	-
Adjusted EBITDA excluding the effects of IFRS 16	23,760	29,160	(19)	25,768	(8)
Special items	1,427	1,860	23	485	(194)
Adjusted EBITDA excluding the effects of IFRS 16 and special items	25,187	31,020	(19)	26,253	(4)

¹ recorded in the financial result

In Management's judgment, the special items presented above, although related to the company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods, and are disclosed when relevant.

4. Adoption of IFRS 16

IFRS 16 - Leases, which became effective as of January 1, 2019, contains principles for the identification, recognition, measurement, presentation and disclosure of leases by both lessees and by lessors.

Among the changes in the standard, IFRS 16 eliminated the classification between finance leases and operating leases, and there is a single model for the lessee in which all leases result in the recognition of assets related to right-of-use of leased assets and a lease liability.

With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating leases, and recognizes in its income statement: (i) the effects of the depreciation of the right-of-use assets; and (ii) the financial expenses and exchange variation determined based on the lease liabilities.

The company emphasizes that it did not acquire new debts and there was no acquisition of new assets, the impacts arising only as a result of the change in accounting requirements and with no effects on cash and cash equivalents.

On January 1, 2019, the Company recognized the amount of R$ 103 billion in the balances of property, plant and equipment and in the lease liability due to the measurement of the right-of-use assets and the associated lease liability; such changes did not impact shareholders' equity.

Considering that its E&P operations are predominantly performed in deep and ultra deep waters, Petrobras has a greater number of platforms and leased vessels than other oil companies, which helps to understand why the Company's debt was more impacted by IFRS 16 than their peers.

The following are the main property right-of-use assets in PP&E and the reconciliation for the requirements of IFRS 16:

About 90% of the contracts are concentrated in the Exploration and Production segment.

Considering that the company adopted the cumulative-approach method, lease liabilities were measured at the present value of the remaining lease payments using as discount rates, incremental rates on the company's loans at the date of initial adoption, determined mainly by the rates (obtained through bond yields issued by the company), adjusted for the term, currency, economic environment of the country of operation of the lessee and effects of similar guarantees.

The average incremental interest rate on lease liabilities at the initial adoption was 6.06%.

The table below shows the impacts on the main lines of the Balance Sheet, Statement of Income and Cash Flow.

R$ million	Disclosed on 03.31.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 at 03.31.2019
Balance Sheet			
Assets	949,087	102,267	846,820
Liabilities	949,087	102,267	846,820
Statement of Income			
Gross profit	**26,424**	**111**	**26,313**
Operational expenses	(12,405)	65	(12,470)
Operating income (loss)	**14,019**	**176**	**13,843**
Net financial result	(8,147)	(1,264)	(6,883)
Income (loss) before taxes	**6,368**	**(1,088)**	**7,456**
Income tax and social contribution	(2,128)	370	(2,498)
Net income (loss)	**4,240**	**(718)**	**4,958**
Non-controlling shareholders	(209)	-	(209)
Net income (loss) shareholders of Petrobras	**4,031**	**(718)**	**4,749**
Statement of Cash Flow			
Operating activities	17,751	2,418	15,333
Investing activities	(4,561)	895	(5,456)
Financing activities	(30,206)	(3,313)	(26,893)
Cash and cash equivalents at end of period	**36,476**	-	**36,476**
Net Debt	372,232	105,264	266,968
Adjusted EBITDA	27,487	3,727	23,760
LTM Adjusted EBITDA	116,570	-	112,843
Net Debt / LTM Adjusted EBITDA	3.19	-	2.37

The adoption of IFRS 16 does not alter Petrobras' deleveraging strategy, maintaining the goal of reducing the net debt / adjusted EBITDA ratio to 1.5x by 2020.

5.  Investments

For the investment amounts (CAPEX) presented in this session of the report, international accounting standard IFRS16 - Leases is not applicable.

US$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Exploration and Production	1,957	2,697	(27)	2,760	(29)
RTM	212	375	(44)	182	16
Gas and Power	92	153	(40)	65	42
Distribution	36	46	(22)	26	38
Others	37	53	(30)	34	9
Total	2,333	3,324	(30)	3,067	(24)

Of the total investments in 1Q19, 77% correspond to capital investments, that is, investments with the main objective of increasing the capacity of existing assets, implanting new production assets, disposal and storage, increasing efficiency or profitability of the asset, and implement essential infrastructure to enable other capital investment projects. Includes investments in exploratory activities.

In the Exploration and Production segment, investments in 1Q19 totaled US$ 2.0 billion, mainly focused on activities related to the development of production of new oil fields in the pre-salt of the Santos Basin, maintenance of production of old fields, improving the operational efficiency of production assets and exploring new production areas. Also noteworthy during this period were the start-up of three new oil and gas production systems in the Lula and Búzios fields, in the Business and Management Plan 2019-2023.

The following table presents the main information on the new oil and gas production systems.

Project	Production Start-up	Plataform capacity (bbl/day)	Total Capex BMP 19-23 (US$ billion)	Status
Berbigão	2019	150,000	2.6	Project in phase of execution with production system with more than 95% of physical progress. 10 wells drilled and 5 completed
Atapu 1	2020	150,000	3.8	Project in phase of execution with production system with more than 95% of physical progress. 10 wells drilled and 1 completed
Sépia 1	2021	180,000	3.0	Project in phase of execution with production system with more than 55% of physical progress. 5 wells drilled and 2 completed
Mero 1	2021	180,000	1.3	Project in phase of execution with production system with more than 40% of physical progress. 4 wells drilled and 1 completed
Búzios 5	2022	150,000	3.1	Production system under procurement

6. Portfolio Management

In 2019, we completed the sale of 2 assets, which, together with the cash obtained in the signed divestment agreements, will ultimately result in US$ 1.2 billion of cash inflows through divestment. Here we highlight the conclusion of the sale of the Pasadena refinery for US$ 467 million and the conclusion of the sale of distribution companies in Paraguay, with a payment of US$ 381 million.

Regarding the signings of new divestments in the same period, we added US$ 10.9 billion in total transaction value (40% of the target established in BMP19-23, disregarding the additional investments contemplated in the Resilience Plan). This value was obtained when we signed the contracts for the sale of 90% of TAG, which holds 4.5 thousand km of gas pipelines and 74 million m3/day of natural gas transport capacity, of 50% of the Tartaruga Verde and Module III of Espadarte, of 34 onshore production fields in Rio Grande do Norte, of 100% of the Maromba field and Pasadena refinery.

From 01/01/2019 to 04/30/3019 we have so far totaled US$ 11.2 billion of signed and completed divestment transactions, considering the transactions signed in 2018 and completed in 2019 and signed/completed in 2019.

We have disclosed the teaser for the Liquigás divestment process, another 14 divestments processes are in the binding phase: Baúna field, Sergipe-Alagoas deep water, UFN-III and Araucária Nitrogenados, 4 hubs in shallow waters (SE, CE, RN and Pampo-Enchova), 7 onshore hubs (Miranga Poles, Macau, Fazenda Belém, Sergipe Terra 1, Sergipe Terra 2, Sergipe Terra 3 and Lagoa Parda).

As disclosed in the material fact dated 03/08/2019, the Executive Board approved the Resilience Plan, which extended the divestment program with the inclusion of new mature oil and gas fields in shallow water and onshore, midstream and downstream assets. And recently, on 04/26/2019, the Board of Directors approved new guidelines for portfolio management, which include the sale of eight refineries totaling a processing capacity of 1.1 million barrels per day, and the additional sale of participation in Petrobras Distribuidora and the sale of the network of stations in Uruguay.

The company reinforces the importance of portfolio management focusing on assets in which Petrobras is the natural owner, for improving its capital allocation, enabling the reduction of debt and cost of capital, and the consequent increase in the value generation for its shareholders.

7. Liquidity and Capital Resources*

	R$ million
	1Q19	4Q18	1Q18
Adjusted cash and cash equivalents* at the beginning of period	58,052	60,967	80,731
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(4,198)	(4,164)	(6,237)
Cash and cash equivalents at the beginning of period	53,854	56,803	74,494
Net cash provided by (used in) operating activities	17,749	26,108	22,218
Net cash provided by (used in) investing activities	(4,561)	(5,521)	638
Capital expenditures	(5,647)	(8,989)	(9,225)
Proceeds from disposal of assets (divestment)	1,184	3,335	7,502
Investments in marketable securities	(98)	133	2,361
(=) Net cash provided by operating and investing activities	13,188	20,587	22,856
Net financings	(26,718)	(20,787)	(30,607)
Proceeds from long-term financing	15,955	7,397	19,258
Amortization and interest payments	(42,673)	(28,184)	(49,865)
Rental Receipts	−	−	−
Rentals amortization	(3,313)	−	−
Dividends paid to non- controlling interest	−	(1,220)	−
Acquisition of non-controlling interest	(173)	311	121
Receipt of the sale of shares, without loss of control	−	−	−
Effect of exchange rate changes on cash and cash equivalents	(362)	(1,840)	(502)
Cash and cash equivalents at the end of period	36,476	53,854	66,362
Government bonds and time deposits with maturities of more than 3 months at the end of period	4,370	4,198	3,905
Adjusted cash and cash equivalents* at the end of period	40,846	58,052	70,267
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	17,749	26,108	22,218
Capital expenditures	(5,647)	(8,989)	(9,225)
Free cash flow*	12,102	17,119	12,993

As of March 31, 2019, the balance of cash and cash equivalents was R$ 36.5 billion and adjusted cash and cash equivalents totaled R$ 40.8 billion, observing the methodology for establishing minimum cash level and access to committed credit facilities. Funds provided by operating cash generation of R$ 17.7 billion, funding of R$ 16 billion and receipts from sale of assets of R$ 1.2 billion were allocated to prepayments of debts, interest and principal payments due in the period and the financing of investments in the business areas. Particularly noteworthy is the receipt of the sale of assets from distribution companies in Paraguay.

Operating cash generation was R$ 17.7 billion, 20% lower than in 1Q18, due to the higher payment of the third installment of the Class Action settlement agreement, because of the devaluation of the real against the US dollar, the payment of the agreement to end investigation (Federal Public Prosecutor's Office), sales of PAI's E&P assets and lower margins, partially offset by higher sales volumes of domestic oil products and higher export revenues, reflecting the devaluation of the real against the US dollar. Investments in the company's business amounted to R$ 5.6 billion in 1Q19, 81% of which was invested in exploration and production. These same factors resulted in a positive Free Cash Flow of R$ 12.1 billion in 1Q19.

In the 1Q19, the company raised R$ 16 billion, notably: (i) the offering of securities in the international capital market (Global Notes) of R$ 11.5 billion (US$ 3 billion), of which R$ 2.8 billion (US$ 737 million) with the reopening of the bond maturing in 2029 and R$ 8.6 billion (US$ 2.2 billion) with the issuance of a new bond maturing in 2049; (ii) public offering of debentures in the amount of R$ 3.6 billion.

In addition, the Company settled several loans and financing, notably: (i) the repurchase and / or redemption of R$ 16 billion (US$ 4.2 billion) of securities in the international capital market, with the payment of net premium to holders of securities that delivered their securities in the transaction in the amount of R$ 686 million; (ii) the prepayment of R$ 14.6 billion of loans in the domestic and international banking market; and (iii) prepayment of R$ 1.2 billion in financing from the BNDES.

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

8.  Consolidated debt

Deleveraging is a priority for Petrobras whose goal is the reduction of reducing the net debt / adjusted EBITDA ratio to 1.5x by 2020, considering the effects of IFRS 16. In March 31, 2019, gross debt in reais decreased 6%, mainly as a result of the amortization of debt. Net debt and the net debt to Adjusted EBITDA ratio* increased due to the adoption of IFRS 16.

The dollar debt portion rose from 74% at the end of 2018 to 76% in March, while the portion in reais fell from 19% to 17%.

R$ million	03.31.2019	12.31.2018	Δ %	03.31.2018
Gross debt by source	307,099	326,161	(6)	340,224
Banking Market	116,871	130,581	(10)	172,086
Capital Markets	163,750	166,411	(2)	137,013
Development banks	11,230	13,124	(14)	18,716
Export Credit Agencies	14,256	15,038	(5)	11,372
Related parties	−	−	-	-
Others	992	1,007	(1)	1,037
Finance leases (IFRS 16)	105,979	715	14.722	759
Adjusted cash and cash equivalents*	40,846	58,052	(30)	80,731
Net debt*	372,232	268,824	38	260,252
Net Debt/(Net Debt + Shareholders' Equity) - Leverage	56%	49%	7	51%
Average interest rate (%)	6.0	6.1	(0.1)	6.1
Duration (years)	9.42	9.14	28	9.3
Net debt/Adjusted EBITDA ratio*	3.19	2.34	36	3.67
Gross debt/Adjusted EBITDA ratio*	3.54			4.42
Net debt/Operating Cash Flow ratio*	4.12	2.85	45	3.32
US$ million
Gross Debt (without IFRS16)	78,810	84,360	(6)	102.360
Finance Lease (IFRS 16)	27,197	185	14,601	228
Adjusted cash and cash equivalents*	10,482	14,982	(30)	21.141
Net Debt	95,525	69,378	38	81.447
Net Debt (without IFRS 16)	68,328	69,193	(1)	81.219

9.  RESULTS BY SEGMENT

9.1 EXPLORATION & PRODUCTION

Operational (mbpd)	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Oil, NGL and Natural Gas - Brazil	2,461	2,566	(4)	2,583	(5)
Oil and NGL	1,971	2,055	(4)	2,085	(6)
Onshore	129	131	(2)	142	(9)
Shallow Waters	76	84	(10)	92	(17)
Post-Salt deep and ultra-deep waters	730	793	(8)	888	(18)
Pre-Salt	1,036	1,047	(1)	964	7.5
Natural gas	489	511	(4)	497	(2)
Oil, NGL and Natural Gas - international	78	94	(17)	98	(20)
Total	2,538	2,660	(5)	2,681	(5)

1Q19 X 4Q18

The production of oil, NGL and natural gas decreased mainly due to the higher concentration of maintenance on platforms in the first quarter of 2019 and the commissioning of new systems in the Búzios fields, as well as the reduction of Petrobras in assets in the US. These stops, partially offset by the start of operation of three new platforms in 2019 (P-67, in the northern area of Lula, and P-76 and P-77, in the Búzios field), affected production in February, with additional reflections in production until the last week of April, when production returned to the level of 2.7 MM boed.

1Q19 X 1Q18

Oil, NGL and natural gas production decreased mainly due to the sale of 25% in Roncador field and the reduction of Petrobras' participation in fields in the US, associated with the higher concentration of maintenance in platforms in the first quarter of 2019 and the natural decline in production. The decrease in production was partially offset by the start-up of seven new systems in the last 12 months, which are still in the process of commissioning and interconnecting new wells: P-74, P-75, P- 76 and P-77, in Búzios field; FPSO Campos dos Goytacazes, in Tartaruga Verde field ; P-69, in the extreme south of Lula; and P-67, in the northern area of Lula.

Financial (R$ million)	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Sales revenues	42,898	50,775	(16)	40,708	5
Gross profit	17,258	24,838	(31)	16,620	4
Operating expenses	(2,108)	(11,659)	82	850	(348)
Operating income (loss)	15,150	13,179	15	17,470	(13)
Net income (loss) - shareholders of Petrobras	10,138	8,734	16	11,536	(12)
Adjusted EBITDA of the segment*	25,475	25,754	(1)	22,659	12
EBITDA margin of the segment (%)*	59	51	9	56	4
Average Brent crude (R$/bbl)	238.41	257.70	(7)	216.51	10
Average Brent crude (US$/bbl)	63.20	67.76	(7)	66.76	(5)
Sales price - Brazil
Crude oil (US$/bbl)	59.05	66.71	(11)	62.27	(5)
Lifting cost - Brazil (US$/barrel)
Without production taxes	10.44	10.24	2	11.51	(9)
With production taxes	22.73	23.77	(4)	23.58	(4)
Lifting cost - Brazil (R$/barrel)
Without production taxes	38.92	38.27	2	37.15	5
With production taxes	85.47	87.18	(2)	76.26	12
Production taxes - Brazil	9,053	9,970	(9)	7,967	14
Royalties	4,095	4,658	(12)	3,707	10
Special Participation	4,911	5,264	(7)	4,215	17
Area rentals	47	48	(2)	45	4

1Q19 x 4Q18

The lifting cost in dollar without government take increased 2%, mainly due to the impact of lower production, partially offset by the drop in well intervention costs. On the other hand, there was a reduction in government take expenses as a result of falling international oil prices.

Operating income increased mainly due to the losses recognized at the end of 2018 on the following non-recurring items: impairment, especially production fields in Brazil and abroad, equalization of expenses with the unitization in the Sapinhoá, Tartaruga and Lula Fields and provisions for judicial contingencies, mainly related to the unitization of the Parque das Baleias fields and the arbitration initiated by Vantage. The increase in operating income was partially offset by the reduction in Brent's prices and the appreciation of the Brazilian real.

1Q19 x 1Q18

The lifting cost in US dollar without production taxes decreased 9% mainly due to the appreciation of the US dollar on expenses in reais, as well as lower expenses with interventions in wells. This effect was partially offset by the reduction in production. Government take increased due to the appreciation of the dollar, an increase in the effective tax rate in Lula field, and the unification effect in Parque das Baleias, which were offset by the reduction in Brent.

Operating income decreased mainly due to the positive results from the transfer of rights in the areas of Lapa, Iara and Carcará  in 2018 and higher production taxes, partially offset by the devaluation of the Brazilian real.

*

*See definition of Adjusted EBITDA and Adjusted EBITDA Margin in the Glossary and reconciliation in the Reconciliation section of Adjusted EBITDA by business area

9.2 REFINING, TRANSPORT AND MARKETING

Operational	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Production Volume	1,740	1,736	−	1,678	4
Diesel	680	736	(8)	623	9
Gasoline	391	379	3	399	(2)
Fuel oil	198	162	23	181	10
Naphtha	70	63	12	59	19
LPG	118	123	(4)	124	(5)
Jet fuel	113	105	7	121	(7)
Others	171	169	2	173	(1)
Sales volume	1,737	1,848	(6)	1,647	5
Diesel	698	782	(11)	586	19
Gasoline	385	405	(5)	396	(3)
Fuel Oil	45	42	7	50	(9)
Naphtha	91	96	(6)	97	(7)
LPG	215	227	(6)	217	(1)
Jet Fuel	126	124	1	122	3
Others	177	171	3	178	(1)
Operating indicators - (Mbbl/d)
Reference feedstock	2,176	2,176	−	2,176	−
Refining plants utilization factor (%)	75	72	3	72	3
Processed feedstock (excluding NGL)	1,638	1,642	−	1,569	4
Processed feedstock	1,674	1,685	(1)	1,623	3
Domestic crude oil as % of total processed feedstock	92	90	2	94	(2)
Exports (imports), net	330	216	53	507	(35)
Imports (Mbbl/d)**	343	424	(19)	179	92
Crude oil	179	147	22	82	118
Diesel	70	94	(26)	−	-
Gasoline	25	49	(49)	3	733
Naphtha	13	40	(68)	34	(62)
LPG	46	66	(30)	54	(15)
Other oil products	10	28	(64)	6	67
Exports (Mbbl/d)**	673	640	5	686	(2)
Crude oil	494	468	6	496	−
Oil products	116	109	6	111	5
Other products	63	63	−	79	(20)

1Q19 x 4Q18

Lower sales in the domestic market, mainly diesel and gasoline, due to the seasonality in the period and higher imports of products by third parties. The volume of production of oil products was stable and in line with the processed feedstock.

The net export of oil had a small reduction, as the increase in imports surpassed that of exports due to the fall in oil production.

The net export balance of oil products was positive mainly due to the lower imports of oil products, reflecting the reduction in sales volume.

1Q19 x 1Q18

Higher sales in the domestic market, mainly diesel, due to the decrease in third party sales due to lower margins, in addition to the growth of the economy in the period. The increase in the production of oil products followed the growth of the market.

Net export of oil decreased due to the increase in oil imports caused by lower production and higher processed feedstock at the refineries. Net export of oil products reduced mainly due to the increase in the imports of oil products caused by the increase in sales volume.

Financial (R$ millions)	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Sales revenues	60,803	72,089	(16)	55,329	10
Gross profit	4,636	157	2,853	6,172	(25)
Operating expenses	(2,333)	(5,257)	56	(2,368)	1
Operating Income (Loss)	2,303	(5,100)	145	3,804	(39)
Profit (Loss) - Petrobras Shareholders	1,905	(3,320)	157	3,056	(38)
Segment Adjusted EBITDA *	4,752	(1,062)	547	5,860	(19)
Segment EBITDA margin (%) *	8	(1)	9	11	(3)
Refining cost (US$ / barrel) - Brazil	2.59	2.49	4	3.0	(13)
Refining Cost (R$ / barrel) - Brazil	9.74	9.44	3	9.6	2
Refining Cost (US$ / barrel) - Abroad	5.14	4.76	8	4.6	13
Average oil products price - Domestic Market (R$ / bbl)	277.82	312.35	(11)	255.61	9

1Q19 x 4Q18

The higher gross profit in 1Q19 is due to the better margin of commercialization of oil and oil products, because in spite of the smaller volumes and revenues, the proportional reduction of COGS was larger. This reduction is due to the fact that, in 4Q18, there were losses with the realization of inventories built at higher costs, due to the drop in oil prices in November and December.

The improvement in operating income was due to higher gross profit and lower expenses in 1Q19. 4Q18 was impacted by higher expenses with impairment and higher expenses with operating occurrences and stoppages.

1Q19 x 1Q18

The 1Q18 gross profit was boosted by the increase in the prices of oil and oil products in the international market. Thus, the commercialization margin of oil products and oil was higher due to inventory build-up with lower costs. There were also higher costs for the purchase of natural gas for refinery consumption due to higher utilization, partially offset by the higher sales volumes of diesel in the domestic market (increased market share) and higher oil export margins.

The lower operating profit was due to lower gross profit, as expenses remained in line.

*See definition of Adjusted EBITDA and Adjusted EBITDA Margin in the Glossary and reconciliation in the Reconciliation section of Adjusted EBITDA by business area

9.3 GAS AND POWER

Operational	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Electricity sales (Free contracting market - ACL) - average MW	2,788	2,788	−	2,798	−
Electricity sales (Regulated contracting market - ACR) - average MW	1,513	1,861	(19)	2,073	(27)
Generation of electricity - average MW	2,406	1,230	96	1,966	22
Electricity price in the spot market – (PLD) - R$/MWh	290	158	84	196	48
Avaliability of Brazilian natural gas (Mbbl/d)	51	51	-	52	(2)
LNG imports (MMm3/d)	7	2	250	2	250
Natural gas imports (MMm3/d)	18	19	−	22	(18)
Natrural gas sales volume - MMm3/d	75	70	7	75	-

1Q19 x 4Q18

There was higher generation of electricity in 1Q19, mainly due to the high temperatures in January and February, which resulted in a higher sales volume of natural gas for the thermoelectric segment. Given the advantageous conditions in the international market for the acquisition of cargoes, there was an increase in LNG regasification.

1Q19 x 1Q18

Natural gas sales volume at the same level as in 2018, with increased non-thermoelectric demand, offset by the lower demand from fertilizer plants due to the mothballing process. On the supply side, there were lower imports of Bolivian gas and higher regasification of LNG due to the advantageous conditions for the acquisition of LNG cargoes in the international market.

The lower rainfall and the drop in the level of the reservoirs in 1Q19 contributed to the increase in energy generation in this quarter compared to the same period of 2018. This situation is reflected in the higher value of the PLD.

Financial (R$ millions)	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Sales revenues	12,134	11,914	2	9,198	32
Gross profit	3,452	3,371	2	3,365	3
Operating expenses	(1,893)	(682)	(178)	(2,574)	26
Operating income (loss)	1,559	2,689	(42)	791	97
Net income (loss) attributable to the shareholders of Petrobras	935	1,765	(47)	481	94
Adjusted EBITDA of the segment*	2,233	3,891	(43)	1,316	70
EBITDA margin of the segment (%)*	18	33	(15)	14	4

1Q19 x 4Q18

Gross profit was higher due to gains related to higher generation of energy. The lower operating income, in turn, reflects the impact of the reversals of provision for Expected Credit Loss recorded in 4Q18.

1Q19 x 1Q18

Gross profit remained at the same levels due to better energy margins and higher electricity generation, partially offset by the higher cost of gas acquisition. Operating income increased due to lower selling expenses with a reduction in the provision for Expected Credit Loss. In 2018, there were also provisions for losses with lawsuits and provisions for losses with write-offs and cancellations of projects.

9.4 DISTRIBUTION

Operational thousand bpd	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Oil products sales volume in domestic market	593	610	(3)	625	(5)
Diesel	279	296	(6)	288	(3)
Gasoline	153	159	(4)	170	(11)
Fuel Oil	30	29	5	38	(19)
Jet Fuel	53	51	5	54	(2)
Others	79	76	4	75	5

Financial (R$ million)	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Sales revenues	23,256	26,312	(12)	23,416	(1)
Gross profit	1,635	1,578	4	1,571	4
Operating expenses	(470)	(1,199)	61	(1,029)	54
Operating income (loss)	1,165	379	207	542	115
Net income (loss) attributable to the shareholders of Petrobras	654	185	254	271	141
Adjusted EBITDA of the segment*	760	497	53	660	15
EBITDA margin of the segment (%)*	3	2	2	3	−

1Q19 x 4Q18

The increase in gross profit is due to the increase in average commercialization margins, in line with the company’s strategy of focusing on profitability, partially offset by the reduction in volumes sold.

Operating income increased mainly due to reductions in operating expenses. Noteworthy is the provision made in 4Q18 for the voluntary dismissal incentive plan associated with reversals in 1Q19. Additionally, there was a reduction in expenses with institutional campaigns, due to expenses incurred in 4Q18.

1Q19 x 1Q18

The decrease in gross profit is due to the reduction in volumes sold and exchange rate variations offset by the increase in average margins, in line with the company’s strategy of focusing on profitability.

Operating income increased due to lower operating expenses.

6

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in the Glossary and reconciliation in the Reconciliation section of Adjusted EBITDA by business area

Annex I - Reconciliation of Adjusted EBITDA and Operating Cash Flow

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in the Business and Management Plan (BMP 2019-2023), helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Reconciliation of Adjusted EBITDA

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018 (%)
Net income (loss)	4,240	2,978	42	7,125	(40)
Net finance income (expense)	8,147	5,366	52	7,246	12
Income taxes	2,128	3,236	(34)	3,955	(46)
Depreciation, depletion and amortization	14,004	10,926	28	11,057	27
EBITDA	28,519	22,506	27	29,383	(3)
Share of earnings in equity-accounted investments	(496)	(123)	(303)	(511)	3
Impairment losses / (reversals)	(26)	6,307	(100)	58	(145)
Realization of cumulative translation adjustment	127	-	−	-	-
Gains/ losses on disposal/ write-offs of non-current assets	(695)	788	(188)	(3,261)	79
Foreign exchange gains or losses on material provisions for legal proceedings	58	(317)	118	99	(41)
Adjusted EBITDA	27,487	29,161	(6)	25,768	7
Income Tax	(2,128)	(3,236)	34	(3,955)	46
Expected Credit Losses	120	(3,121)	104	443	(73)
Change in Accounts receivables	4,565	5,013	(9)	1,810	152
Change in inventory	1,405	2,461	(43)	(1,142)	223
Change in suppliers	(2,375)	(2,634)	10	(1,357)	(75)
Change in deferred income tax, social contribution	(516)	1,227	(142)	634	(181)
Change in tax and contributions	(1,333)	(3,969)	66	576	(331)
Change in other operating assets and liabilities	(9,476)	1,206	(886)	(559)	(1,595)
Funds generated by operating activities (OCF)	17,749	26,108	(32)	22,218	(20)

Adjusted EBITDA margin (%)	34	31	3	35	(1)

Annex II - Reconciliation of LTM Adjusted EBITDA and LTM Operating Cash Flow

	R$ million
	Last Twelve Months
	03.31.2019	31.12.2018
Net income (loss)	23,813	26,698
Net finance income (expense)	22,001	21,100
Income taxes	15,251	17,078
Depreciation, depletion and amortization	46,593	43,646
EBITDA	107,658	108,522
Share of earnings in equity-accounted investments	(1,904)	(1,919)
Impairment losses / (reversals)	7,605	7,689
Realization of cumulative translation adjustment	127	−
Gains/ losses on disposal/ write-offs of non-current assets	1,480	(1,086)
Foreign exchange gains or losses on material provisions for legal proceedings	1,605	1,646
Adjusted EBITDA	116,571	114,852
Income Tax	(15,251)	(17,078)
Expected Credit Losses	1	1,595
Change in Accounts receivables	(1,876)	(4,631)
Change in inventory	(4,659)	(7,206)
Change in suppliers	2,325	3,343
Change in deferred income tax, social contribution	1,640	2,787
Change in tax and contributions	(3,186)	(1,389)
Change in other operating assets and liabilities	(4,188)	3,573
Funds generated by operating activities (OCF)	91,377	95,846

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

Annex  III - Impact of our Cash Flow Hedge policy over exports

R$ million	1Q19	4Q18	1Q19 X 4Q18 (%)	1Q18	2019 x 2018
Total inflation indexation and foreign exchange variation	(2,267)	6,695	(134)	(935)	(143)
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	2,408	(7,359)	133	1,099	119
Reclassification from Shareholders’ Equity to the Statement of Income	(2,847)	(3,448)	17	(2,661)	(7)
Net Inflation indexation and foreign exchange variation	(2,706)	(4,112)	34	(2,497)	(8)

The reclassification of foreign exchange variation expenses from shareholders' equity to income in 1Q19 totaled R$ 2,847 million, an increase of 7% compared to the same period in 2018, mainly due to the behavior of the exchange rate R$/US$.

Changes in the expectations of realization of prices and export volumes in future revisions of the business plans may determine the need for additional reclassifications of foreign exchange variation accumulated in stockholders' equity to income. A sensitivity analysis with an average Brent oil price lower by US$ 10/barrel than that considered in the last revision of PNG 2019-2023 would not indicate the need to reclassify foreign exchange variation in shareholders' equity to income.

The annual expectation of realization of the balance of foreign exchange variation accumulated in shareholders' equity on 03.31.2019 is shown below:

	Consolidated

	2019	2020	2021	2022	2023	2024	2025	2026 to 2028	Total

Expected realization	(8,780)	(10,290)	(9,938)	(10,813)	(6,621)	(3,641)	(214)	322	(49,975)

Annex IV - Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to variations in foreign currencies, for which the main gross exposures are the Brazilian Real against the U.S. Dollar and the U.S. Dollar against the Euro. As of mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedge relationships between exports and U.S. Dollar-denominated debt obligations so that the effects of the natural foreign exchange hedge between these transactions are recognized simultaneously in the financial statements. With the extension of hedge accounting, gains or losses caused by foreign exchange variations are accrued in shareholders' equity, only affecting the result as the exports are realized.

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT), entered in a derivative operation denominated cross currency swap, in order to hedge against exposure in sterling versus the dollar, resulting from the issuance of bonds in notional amounts of GBP 700 million and GBP 600 million and maturing in December 2026 and 2034 respectively. The Company does not intend to settle such contracts before the maturity date.

In the first quarter, Petrobras Global Finance B.V. (PGF) repurchased US dollar denominated bonds in volumes US$ 207 million respectively.

The balances of assets and liabilities in foreign currency of subsidiaries abroad are not included in the exposure below, when realized in currencies equivalent to their respective functional currencies.

On 03.31.2019, the Company's net foreign exchange exposure is passive, the main one being the US dollar against the euro

Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	03.31.2019	12.31.2018
Assets	48,922	50,557
Liabilities	(426,548)	(325,515)
Hedge Accounting	363,390	193,189
Cross Currency Swap	6,602	6,450
Non Delivery Forward (NDF)	15,256	15,396
Total	7,622	3,278

Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million

	03.31.2019	12.31.2018

Real / U.S. Dollars	5,634	587
Real / Euro	(95)	(45)
Real / Pound Sterling	(73)	(74)
U.S. Dollars / Yen	−	-
U.S. Dollars / Euro	2,128	846
U.S. Dollars / Pound Sterling	28	1,964
Total	7,622	3,278

Annex V - Statement of Income Abroad

R$ million	E&P	RTM	GAS and POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales Revenues	138	92	33	1,133	-	-	1,397
Gross Profit	39	87	13	77	-	-	215
Income before finance income, participations and taxes	(191)	(120)	3	560	-	-	252
Net income (loss) attributable to the shareholders of Petrobras	13	(79)	16	369	-	-	319

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million

	1Q19	4Q18	1Q18
Sales revenues	79,999	92,720	74,461
Cost of goods sold	(53,575)	(61,217)	(47,688)
Gross profit	26,424	31,503	26,773
Selling expenses	(4,134)	(2,086)	(4,128)
General and administrative expenses	(2,322)	(2,371)	(2,142)
Exploration costs	(654)	(466)	(442)
Research and development expenses	(519)	(634)	(495)
Other taxes	(389)	(1,159)	(481)
Other income and expenses, net	(4,387)	(13,330)	(1,270)
	(12,405)	(20,046)	(8,958)
Profit (loss) before financial income, interests and taxes	14,019	11,457	17,815
Finance income	1,366	3,696	1,101
Finance expenses	(6,807)	(4,950)	(5,850)
Foreign exchange and inflation indexation charges	(2,706)	(4,112)	(2,497)
Net finance income (expense)	(8,147)	(5,366)	(7,246)
Share of earnings in equity-accounted investments	496	123	511
Income (loss) before income taxes	6,368	6,214	11,080
Income taxes	(2,128)	(3,236)	(3,955)
Net income (loss)	4,240	2,978	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	4,031	2,102	6,961
Non-controlling interests	209	876	164
	4,240	2,978	7,125

Statement of Financial Position – Consolidated

ASSETS	R$ million
	03.31.2019	12.31.2018
Current assets	130,605	143,606
Cash and cash equivalents	36,476	53,854
Marketable securities	4,370	4,198
Trade and other receivables, net	19,336	22,264
Inventories	32,962	34,822
Recoverable taxes	8,299	7,883
Assets classified as held for sale	9,446	7,540
Deposits linked to class action	11,154	7,287
Other current assets	8,562	5,758

Non-current assets	818,482	716,867
Long-term receivables	87,135	85,478
Trade and other receivables, net	20,657	21,281
Marketable securities	203	205
Judicial deposits	28,571	26,003
Deferred taxes	10,331	10,384
Other tax assets	14,014	13,717
Advances to suppliers	2,116	2,575
Other non-current assets	11,243	11,313
Investments	11,266	10,690
Property, plant and equipment	709,227	609,829
Intangible assets	10,854	10,870
Total assets	949,087	860,473

LIABILITIES	R$ million
	03.31.2019	12.31.2018
Current liabilities	113,539	97,068
Trade payables	22,912	24,516
Finance debt and Finance lease obligations	12,585	14,207
Financial Lease	23,498	89
Taxes payable	13,626	14,595
Proposed dividends	4,356	4,296
Employee compensation (payroll, profit-sharing and related charges)	7,082	6,426
Pension and medical benefits	3,324	3,137
Provisions for legal proceedings	13,226	13,493
Liabilities associated with assets classified as held for sale	3,957	3,808
Agreement with US Authorities	−	3,034
Other current liabilities	8,973	9,467
Non-current liabilities	546,517	479,862
Finance debt and Finance lease obligations	294,514	311,954
Financial Leases	82,481	626
Taxes payable	2,115	2,139
Deferred taxes	2,563	2,536
Pension and medical benefits	86,209	85,012
Provisions for legal proceedings	15,961	15,202
Provision for decommissioning costs	58,819	58,637
Other non-current liabilities	3,855	3,756
Shareholders' equity	289,031	283,543
Share capital	205,432	205,432
Profit reserves and others	77,227	71,793
Non-controlling interests	6,372	6,318
Total liabilities and shareholders' equity	949,087	860,473

Statement of Cash Flows Data – Consolidated

	R$ million
	1Q19	4Q18	1Q18
Net income (loss) for the year	4,240	2,978	7,125
Adjustments for:
Pension and medical benefits (actuarial expense)	2,177	1,942	1,943
Results in equity-accounted investments	(496)	(123)	(511)
Depreciation, depletion and amortization	14,004	10,926	11,057
Impairment assets (reversal)	(26)	6,307	58
Inventory write-down to net realizable value	(154)	1,463	60
Allowance (reversals) for impairment of trade and other receivables	120	(3,121)	443
Exploratory expenditures write-offs	189	58	26
Gains and losses on disposals/write-offs of assets	(695)	788	(3,261)
Foreign exchange, indexation and finance charges	8,373	4,516	8,614
Deferred income taxes, net	(516)	1,227	634
Reclassification of cumulative translation adjustment and other comprehensive income	127	−	−
Revision and unwinding of discount on the provision for decommissioning costs Provision for the class action agreement	786	(1,786)	594
Decrease (Increase) in assets
Trade and other receivables, net	4,565	5,013	1,810
Inventories	1,405	2,461	(1,142)
Judicial deposits	(2,562)	(1,814)	(1,712)
Deposits linked to Class Action	(3,836)	198	(2,595)
Other assets	(1,955)	(1,133)	(2,081)
Increase (Decrease) in liabilities
Trade payables	(2,375)	(2,634)	(1,357)
Other taxes payable	(451)	(1,349)	1,933
Income taxes paid	(882)	(2,620)	(1,469)
Pension and medical benefits	(732)	(1,218)	(662)
Provision for legal proceedings	466	4,548	690
Salaries, holidays, charges and participations	658	(352)	552
Other liabilities	(4,681)	(167)	1,469
Net cash provided by operating activities	17,749	26,108	22,218
Cash flows from Investing activities
Capital expenditures	(6,070)	(10,025)	(9,919)
Investments in investees	(6)	(56)	(22)
Proceeds from disposal of assets - Divestment	1,184	3,335	7,502
Divestment (Investment) in marketable securities (*)	(98)	133	2,361
Dividends received (**)	429	1,092	716
Net cash used in investing activities	(4,561)	(5,521)	638
Cash flows from Financing activities
Investments by non-controlling interest	(173)	311	121
Financing and loans, net:
Proceeds from financing	15,955	7,397	19,258
Repayment of principal	(36,807)	(23,419)	(43,861)
Repayment of interest (**)	(5,866)	(4,765)	(6,004)
Leases Receipts	−	−	−
Leases amortization	(3,313)	−	−
Dividends paid to shareholders of Petrobras	−	(1,178)	−
Dividends paid to non-controlling interests	−	(42)	−
Net cash used in financing activities	(30,204)	(21,696)	(30,486)
Effect of exchange rate changes on cash and cash equivalents	(362)	(1,840)	(502)
Net increase / (decrease) in cash and cash equivalents	(17,378)	(2,949)	(8,132)
Cash and cash equivalents at the beginning of the year	53,854	56,803	74,494
Cash and cash equivalents at the end of the period	36,476	53,854	66,362

SEGMENT INFORMATION

Consolidated Income Statement by Segment –1Q19

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	42,898	60,803	12,134	229	23,256	−	(59,321)	79,999
Intersegments	41,651	13,893	3,244	216	317	−	(59,321)	−
Third parties	1,247	46,910	8,890	13	22,939	−	−	79,999
Cost of sales	(25,640)	(56,167)	(8,682)	(233)	(21,621)	−	58,768	(53,575)
Gross profit	17,258	4,636	3,452	(4)	1,635	−	(553)	26,424
Expenses	(2,108)	(2,333)	(1,893)	(17)	(470)	(5,550)	(34)	(12,405)
Selling expenses	(1)	(1,749)	(1,589)	(1)	(762)	(6)	(26)	(4,134)
General and administrative expenses	(267)	(322)	(134)	(15)	(202)	(1,382)	−	(2,322)
Exploration costs	(654)	−	−	−	−	−	−	(654)
Research and development expenses	(352)	(14)	(20)	−	−	(133)	−	(519)
Other taxes	(78)	(82)	(61)	(4)	(29)	(135)	−	(389)
Other income and expenses, net	(756)	(166)	(89)	3	523	(3,894)	(8)	(4,387)
Operating income (loss)	15,150	2,303	1,559	(21)	1,165	(5,550)	(587)	14,019
Net finance income (expense)*	−	−	−	−	−	(8,147)	−	(8,147)
Share of earnings in equity-accounted investments	134	351	14	(4)	−	1	−	496
Income (loss) before income taxes	15,284	2,654	1,573	(25)	1,165	(13,696)	(587)	6,368
Income taxes	(5,151)	(782)	(530)	7	(396)	4,525	199	(2,128)
Net income (loss)	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240
Net income (loss) attributable to:
Shareholders of Petrobras	10,138	1,905	935	(18)	654	(9,195)	(388)	4,031
Non-controlling interests	(5)	(33)	108	−	115	24	−	209
	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240

Consolidated Income Statement by Segment – 1Q18

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Expenses	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling expenses	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative expenses	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development expenses	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Other income and expenses, net	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Operating income (loss)	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expense)	−	−	−	−	−	(7,246)	−	(7,246)
Share of earnings in equity-accounted investments	1	440	75	(5)	−	−	−	511
Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

*

* The amount allocated to expenses arising from the adoption of IFRS 16 is R $ 1,256 million.

Consolidated Income Statement by Segment – 4Q18

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	50,775	72,089	11,914	259	26,312	−	(68,629)	92,720
Intersegments	48,301	16,052	3,673	251	352	−	(68,629)	−
Third parties	2,474	56,037	8,241	8	25,960	−	−	92,720
Cost of sales	(25,937)	(71,932)	(8,543)	(248)	(24,734)	−	70,177	(61,217)
Gross profit	24,838	157	3,371	11	1,578	−	1,548	31,503
Expenses	(11,659)	(5,257)	(682)	50	(1,199)	(1,266)	(33)	(20,046)
Selling expenses	(64)	(1,909)	126	(2)	(818)	605	(24)	(2,086)
General and administrative expenses	(268)	(339)	(151)	(16)	(212)	(1,384)	(1)	(2,371)
Exploration costs	(466)	−	−	−	−	−	−	(466)
Research and development expenses	(430)	(12)	(12)	−	(1)	(179)	−	(634)
Other taxes	(72)	(460)	(123)	(5)	(24)	(475)	−	(1,159)
Other income and expenses, net	(10,359)	(2,537)	(522)	73	(144)	167	(8)	(13,330)
Operating income (loss)	13,179	(5,100)	2,689	61	379	(1,266)	1,515	11,457
Net finance income (expense)	−	−	−	−	−	(5,366)	−	(5,366)
Share of earnings in equity-accounted investments	31	15	86	(13)	−	4	−	123
Income (loss) before income taxes	13,210	(5,085)	2,775	48	379	(6,628)	1,515	6,214
Income taxes	(4,481)	1,735	(914)	(21)	(129)	1,090	(516)	(3,236)
Net income (loss)	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978
Net income (loss) attributable to:
Shareholders of Petrobras	8,734	(3,320)	1,765	27	185	(6,288)	999	2,102
Non-controlling interests	(5)	(30)	96	−	65	750	−	876
	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978

Other Income (Expenses) by Segment –1Q19

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,431)	−	(1,431)
(Losses)/gains on legal, administrative and arbitral proceedings	(29)	(62)	10	(1)	(55)	(1,250)	−	(1,387)
Unscheduled stoppages and pre-operating expenses	(1,018)	(37)	(153)	−	−	(5)	−	(1,213)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(893)	−	(893)
Provision for variable compensation program	(162)	(70)	(15)	−	(13)	(127)	−	(387)
Institutional relations and cultural projects	−	(3)	−	−	(13)	(146)	−	(162)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(127)	−	(127)
Operating expenses with thermoeletric plants	−	−	(126)	−	−	−	−	(126)
Expenses with Health, safety and environment	(23)	(9)	(2)	−	−	(29)	−	(63)
Profit Share	(4)	(7)	(2)	−	(13)	(3)	−	(29)
Provision for doubtful receivables	7	(1)	10	−	−	(2)	−	14
Impairment of assets	276	(250)	−	−	−	−	−	26
Government Grants	3	3	66	−	−	32	−	104
(Expenditures)/reimbursements from operations in E&P partnerships	189	−	−	−	−	−	−	189
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(21)	154	24	−	537	1	−	695
Others	26	116	99	4	80	86	(8)	403
	(756)	(166)	(89)	3	523	(3,894)	(8)	(4,387)

Other Income (Expenses) by Segment – 1Q18

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,351)	−	(1,351)
(Losses)/gains on legal, administrative and arbitral proceedings	(80)	(163)	(381)	−	(78)	(570)	−	(1,272)
Unscheduled stoppages and pre-operating expenses	(652)	(19)	(102)	−	−	(2)	−	(775)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(705)	−	(705)
Provision for variable compensation program	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	−	(2)	−	−	(8)	(103)	−	(113)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
Operating expenses with thermoeletric plants	−	−	(82)	−	−	−	−	(82)
Expenses with Health, safety and environment	(40)	(14)	(1)	−	−	(25)	−	(80)
Profit Share	(192)	(93)	(17)	−	−	(149)	−	(451)
Provision for doubtful receivables	(6)	(2)	4	−	−	(18)	−	(22)
Impairment of assets	−	(57)	(1)	−	−	−	−	(58)
Government Grants	−	−	−	−	−	−	−	−
(Expenditures)/reimbursements from operations in E&P partnerships	181	−	−	−	−	−	−	181
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	3,084	(2)	24	−	1	154	−	3,261
Others	(185)	(140)	(11)	(1)	34	508	(8)	197
	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)

Other Income (Expenses) by Segment – 4Q18

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits
(Losses)/gains on legal, administrative and arbitral proceedings	−	−	−	−	−	(1,351)	−	(1,351)
Unscheduled stoppages and pre-operating expenses	(5,755)	18	7	−	(53)	868	−	(4,915)
Gains/(losses) with Commodities Derivatives	(1,234)	(31)	(144)	−	−	(2)	−	(1,411)
Provision for variable compensation program	−	−	−	−	−	758	−	758
Institutional relations and cultural projects	(538)	(241)	−	−	(90)	(230)	−	(1,099)
Cumulative Translation Adjustment - CTA	(1)	(3)	−	−	(85)	(247)	−	(336)
Operating expenses with thermoeletric plants	−	−	−	−	−	−	−	−
Expenses with Health, safety and environment	−	−	(147)	−	−	−	−	(147)
Profit Share	(48)	(10)	(2)	−	(1)	(29)	−	(90)
Provision for doubtful receivables	(17)	(31)	(12)	−	(15)	(17)	−	(92)
Impairment of assets	(12)	247	−	1	−	(355)	−	(119)
Government Grants	(3,866)	(1,861)	(649)	69	−	−	−	(6,307)
(Expenditures)/reimbursements from operations in E&P partnerships	3	6	91	2	−	617	−	719
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	418	−	−	−	−	−	−	418
Others	(563)	(184)	(9)	−	(12)	(19)	−	(787)
	1,254	(447)	343	1	112	174	(8)	1,429

Consolidated Assets by Segment – 03.31.2019

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	599,513	179,488	63,652	831	19,390	99,321	(13,108)	949,087
Current assets	20,509	47,692	7,636	288	8,416	60,554	(14,490)	130,605
Non-current assets	579,004	131,796	56,016	543	10,974	38,767	1,382	818,482
Long-term receivables	31,157	13,521	6,578	9	3,388	30,951	1,531	87,135
Investments	2,578	5,439	3,038	187	1	23	−	11,266
Property, plant and equipment	537,237	112,216	45,456	347	6,805	7,315	(149)	709,227
Operating assets	455,748	100,139	35,433	342	5,904	6,801	(149)	604,218
Assets under construction	81,489	12,077	10,023	5	901	514	−	105,009
Intangible assets	8,032	620	944	−	780	478	−	10,854

Consolidated Assets by Segment – 12.31.2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473
Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Assets under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q19

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240
Net finance income (expense)	−	−	−	−	−	8,147	−	8,147
Income taxes	5,151	782	530	(7)	396	(4,525)	(199)	2,128
Depreciation, depletion and amortization	10,580	2,353	698	4	132	237	−	14,004
EBITDA	25,864	5,007	2,271	(21)	1,297	(5,312)	(587)	28,519
Share of earnings in equity-accounted investments	(134)	(351)	(14)	4	−	(1)	−	(496)
Impairment losses / (reversals)	(276)	250	−	−	−	−	−	(26)
Realization of cumulative translation adjustment	−	−	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	58	−	58
Gains / (losses) on disposal / write-offs of assets**	21	(154)	(24)	−	(537)	(1)	−	(695)
Adjusted EBITDA*	25,475	4,752	2,233	(17)	760	(5,129)	(587)	27,487

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q18

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net finance income (expense)	−	−	−	−	−	7,246	−	7,246
Income taxes	5,940	1,293	269	(2)	184	(3,387)	(342)	3,955
Depreciation, depletion and amortization	8,273	1,997	548	4	119	116	−	11,057
EBITDA	25,744	6,241	1,414	(9)	661	(3,665)	(1,003)	29,383
Share of earnings in equity-accounted investments	(1)	(440)	(75)	5	−	−	−	(511)
Impairment losses / (reversals)	−	57	1	−	−	−	−	58
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	99	−	99
Gains / (losses) on disposal / write-offs of assets**	(3,084)	2	(24)	−	(1)	(154)	−	(3,261)
Adjusted EBITDA*	22,659	5,860	1,316	(4)	660	(3,720)	(1,003)	25,768

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q18

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	8,729	(3,350)	1,861	27	250	(5,538)	999	2,978
Net finance income (expense)	−	−	−	−	−	5,366	−	5,366
Income taxes	4,481	(1,735)	914	21	129	(1,090)	516	3,236
Depreciation, depletion and amortization	8,146	1,993	544	5	106	132	−	10,926
EBITDA	21,356	(3,092)	3,319	53	485	(1,130)	1,515	22,506
Share of earnings in equity-accounted investments	(31)	(15)	(86)	13	−	(4)	−	(123)
Impairment losses / (reversals)	3,866	1,861	649	(69)	−	−	−	6,307
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	(316)	−	(316)
Gains / (losses) on disposal / write-offs of assets**	563	184	9	−	12	19	−	787
Adjusted EBITDA*	25,754	(1,062)	3,891	(3)	497	(1,431)	1,515	29,161

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.  On September 30th, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total feedstock processed – Volume of crude oil processed abrod in destilation units in the refineries, plus the volume of intermediate products acuired from third parties and used as cargo in other refining units.

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer